UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 25 )*

Penske Automotive Group, Inc.
(Name of Issuer)
Common Stock (Par Value $ 0.0001 Per Share)
(Title of Class of Securities)
70959W103
(CUSIP Number)
Lawrence N. Bluth, Esq.
General Counsel
Penske Corporation
2555 Telegraph Rd.
Bloomfield Hills, MI 48302
248-648-2500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS International Motor Cars Group II, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

2

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Penske Capital Partners, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

3

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Roger S. Penske

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		661,120

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,061,318

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		875,235

WITH	10	SHARED DISPOSITIVE POWER

		30,426,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,722,438 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, because Penske Corporation (of which Mr. Penske is Chief Executive Officer and Chairman and a controlling stockholder) is party to the Stockholders Agreement, Mr. Penske may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui & Co., Ltd and Mitsui & Co. (U.S.A.), Inc. (“Mitsui”), the other stockholder party to the Stockholders Agreement. Mr. Penske expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 6 to Schedule 13D filed on February 5, 2010 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui, Mr. Penske would beneficially own 47,281,655 shares, representing 51.6% of the Voting Common Stock outstanding.

4

CUSIP No.	70959W103

1	NAMES OF REPORTING PERSONS Penske Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not Applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not Applicable

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		31,061,318

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		30,426,594

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	31,722,438 (1)(2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	34.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO
(1) The aggregate amount beneficially owned by Penske Corporation reported on line 11 and the percent of class reported on line 13 reflects the beneficial ownership of shares by Roger S. Penske and Penske Corporation as a group. The amount of Voting Common Stock beneficially owned by Penske Corporation without regard to such group status is 31,061,318 shares, representing 33.9% of the Voting Common Stock outstanding.
(2) The parties to the Stockholders Agreement (as defined in Item 4 in Amendment 19 to this Schedule 13D) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Exchange Act, and, as a party to the Stockholders Agreement, Penske Corporation may be deemed to share beneficial ownership of the shares of Voting Common Stock owned by Mitsui. Penske Corporation expressly disclaims beneficial ownership of any shares of Voting Common Stock held by Mitsui. In Amendment 6 to Schedule 13D filed on February 5, 2010 by Mitsui, Mitsui reported beneficial ownership of 15,559,217 shares. Including the shares reported by Mitsui and the shares reported by Roger S. Penske under this Schedule 13D, Penske Corporation would beneficially own 47,281,655 shares, representing 51.6% of the Voting Common Stock outstanding.

5

CUSIP No.	70959W103
This Amendment No. 25 (the “Amendment”) amends and supplements the Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company, International Motor Cars Group II, L.L.C., a Delaware limited liability company (“IMCG II”), Penske Capital Partners, L.L.C., a Delaware limited liability company (“PCP”), Penske Corporation, a Delaware corporation (“Penske Corporation”), Roger S. Penske and James A. Hislop with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 14, 2000, Amendment No. 5 filed on October 26, 2000, Amendment No. 6 filed on December 18, 2000, Amendment No. 7 filed on December 26, 2000, Amendment No. 8 filed on February 14, 2001, Amendment No. 9 filed on March 6, 2001, Amendment No. 10 filed on August 7, 2001, Amendment No. 11 filed on March 1, 2002, Amendment No. 12 filed on March 27, 2002, Amendment No. 13 filed on May 14, 2002, Amendment No. 14 filed on June 26, 2002, Amendment No. 15 filed on August 21, 2002, Amendment No. 16 filed on April 9, 2003, Amendment No. 17 filed on April 29, 2003, Amendment No. 18 filed on August 5, 2003, Amendment No. 19 filed on February 16, 2004, Amendment No. 20 filed on January 31, 2006, Amendment No. 21 filed on March 9, 2006, Amendment No. 22 filed on September 14, 2006, Amendment No. 23 filed on January 7, 2010 and Amendment No. 24 filed on January 21, 2010 (the “Schedule 13D”), relating to the Voting Common Stock, par value $0.0001 per share (the “Voting Common Stock”), of Penske Automotive Group, Inc., a Delaware corporation (the “Company”). IMCG II, PCP, Penske Corporation and Roger S. Penske are the current reporting persons under the Schedule 13D, as amended. Information reported in the Schedule 13D remains in effect except to the extent that is amended, restated or superseded by information contained in this Amendment No. 25 or a prior amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.
This Amendment is being filed to disclose the sale of shares of Voting Common Stock by IMCG II and a subsidiary of Penske Corporation in connection with an underwritten public offering of shares of Voting Common Stock consummated on February 9, 2009 and the resulting changes to the shares of Voting Common Stock beneficially owned by IMCG II, PCP, Penske Corporation and Roger S. Penske.

ITEM 5.	Interests in Securities of the Issuer.
Based on information provided by the Company, as of January 15, 2010, there were 91,617,746 shares of Voting Common Stock outstanding. Based on this amount of shares of Voting Common Stock outstanding:
(a) As of February 10, 2010:
•	IMCG II and PCP beneficially own 0 shares of Voting Common Stock, representing 0% of the Voting Common Stock outstanding;

•	Penske Corporation beneficially owns 31,061,318 shares of Voting Common Stock, representing 33.9% of the Voting Common Stock outstanding; and

•	Roger S. Penske beneficially owns 31,722,438 shares of Voting Common Stock, representing 34.6% of the Voting Common Stock outstanding.

CUSIP No.	70959W103
(b) As of February 10, 2010:
•	Penske Corporation has the shared power to direct the vote of 31,061,318 shares of Voting Common Stock and the shared power to direct the disposition of 30,426,594 shares of Voting Common Stock; and

•	Roger S. Penske has the sole power to direct the vote of 661,120 shares of Voting Common Stock, shared power to direct the vote of 31,061,318 shares of Voting Common Stock, sole power to direct the disposition of 875,235 shares of Voting Common Stock, and shared power to direct the disposition of 30,426,594 shares of Voting Common Stock.
(c) On February 9, 2009, in connection with an underwritten public offering of shares of Voting Common Stock (at a price to the public of $14.50 per share), IMCG II consummated the sale of 64,550 shares of Voting Common Stock previously reported as beneficially owned by IMCG II, PCP, Roger S. Penske and Penske Corporation, and a wholly-owned subsidiary of Penske Corporation consummated the sale of 5,685,450 shares of Voting Common Stock previously reported as beneficially owned by Roger S. Penske and Penske Corporation. The price per share received by IMCG II and the wholly-owned subsidiary of Penske Corporation in these sales was $13.775.
(d) N/A
(e) On February 9, 2009, IMCG II and PCP ceased to be the beneficial owners of any shares of Voting Common Stock.

ITEM 6.	Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
On February 3, 2010, the Company, a subsidiary of Penske Corporation and IMCG II entered into a purchase agreement (the “Underwriting Agreement”) with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and J.P. Morgan Securities Inc. (“J.P. Morgan”) in connection with the underwritten public offering of shares of Voting Common Stock described in Item 5(c) above. A form of the Underwriting Agreement is Exhibit 45 hereto and is incorporated herein by reference.
On February 3, 2010, each of Roger S. Penske, Penske Corporation and a wholly-owned subsidiary of Penske Corporation entered into a Lock-Up Letter Agreement (a “Lock-up Agreement”) with Merrill Lynch, and J.P. Morgan pursuant to which they agreed, subject to the terms and conditions of the Lock-up Agreements, not to transfer any shares of Voting Common Stock during a period of 90 days (subject to extension as provided in the Lock-up Agreements) from February 3, 2010. A form of the Lock-up Agreement is attached as Exhibit A to the Underwriting Agreement that is Exhibit 45 hereto and is incorporated herein by reference.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 45	Form of Underwriting Agreement and the Form of Lock-up Agreement included as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on January 29, 2010).

CUSIP No.	70959W103
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

INTERNATIONAL MOTOR CARS GROUP II, L.L.C.
By:	PENSKE CAPITAL PARTNERS, L.L.C.
Its Managing Member

By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

PENSKE CAPITAL PARTNERS, L.L.C.
By:	/s/ Roger S. Penske
Roger S. Penske
Managing Member

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

/s/ Roger S. Penske
Roger S. Penske

CUSIP No.	70959W103

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
February 10, 2010

PENSKE CORPORATION
By:	/s/ Robert H. Kurnick, Jr.
	Name:	Robert H. Kurnick, Jr.
	Title:	President

CUSIP No.	70959W103

INDEX TO EXHIBITS

Exhibit Number	Description

45	Form of Underwriting Agreement and the Form of Lock-up Agreement included as Exhibit A thereto (incorporated by reference to Exhibit 1.1 to the Registration Statement on Form S-1/A filed by the Company with the SEC on January 29, 2010).